# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ashford Hospitality Trust Inc., CIK 0001232582
CUSIP: 044103869
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 14185 Dallas Parkway, Suite 1100, Dallas, Texas (TX), 75254
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-033978
Filed by CIK 0001054846

## Reporting persons
- Varde Investment Partners (Offshore) Master, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 36,482; sole dispositive power 0; shared dispositive power 36,482; aggregate amount beneficially owned 36,482 (0.66% of the class)
  Comment: The reported percentage is calculated based on 5,520,951 shares of Common Stock outstanding as of November 8, 2024, as reported on the Issuer's Form 10-Q, filed on November 12, 2024.
- Varde Credit Partners Master, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 36,681; sole dispositive power 0; shared dispositive power 36,681; aggregate amount beneficially owned 36,681 (0.66% of the class)
  Comment: The reported percentage is calculated based on 5,520,951 shares of Common Stock outstanding as of November 8, 2024, as reported on the Issuer's Form 10-Q, filed on November 12, 2024.
- Varde Investment Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 28,400; sole dispositive power 0; shared dispositive power 28,400; aggregate amount beneficially owned 28,400 (0.51% of the class)
  Comment: The reported percentage is calculated based on 5,520,951 shares of Common Stock outstanding as of November 8, 2024, as reported on the Issuer's Form 10-Q, filed on November 12, 2024.
- The Varde Dislocation Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 46,857; sole dispositive power 0; shared dispositive power 46,857; aggregate amount beneficially owned 46,857 (0.85% of the class)
  Comment: The reported percentage is calculated based on 5,520,951 shares of Common Stock outstanding as of November 8, 2024, as reported on the Issuer's Form 10-Q, filed on November 12, 2024.
- The Varde Fund XIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 60,876; sole dispositive power 0; shared dispositive power 60,876; aggregate amount beneficially owned 60,876 (1.1% of the class)
  Comment: The reported percentage is calculated based on 5,520,951 shares of Common Stock outstanding as of November 8, 2024, as reported on the Issuer's Form 10-Q, filed on November 12, 2024.
- Varde Partners, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 209,296; sole dispositive power 0; shared dispositive power 209,296; aggregate amount beneficially owned 209,296 (3.79% of the class)
  Comment: The reported percentage is calculated based on 5,520,951 shares of Common Stock outstanding as of November 8, 2024, as reported on the Issuer's Form 10-Q, filed on November 12, 2024.
- Bradley Bauer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 209,296; sole dispositive power 0; shared dispositive power 209,296; aggregate amount beneficially owned 209,296 (3.79% of the class)
  Comment: The reported percentage is calculated based on 5,520,951 shares of Common Stock outstanding as of November 8, 2024, as reported on the Issuer's Form 10-Q, filed on November 12, 2024.

## Item 1. Issuer
Name of issuer: Ashford Hospitality Trust Inc.
Address of issuer's principal executive offices: 14185 Dallas Parkway Suite 1200 Dallas, Texas 75254

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Varde Investment Partners (Offshore) Master, L.P. ("VIP Offshore");
(ii) Varde Credit Partners Master, L.P. ("Credit Partners");
(iii) Varde Investment Partners, L.P. ("VIP");
(iv) The Varde Dislocation Fund, L.P. ("Varde Dislocation");
(v) The Varde Fund XIII, L.P. ("Fund XIII" and, together with each of the foregoing, the "Varde Funds");
(vi) Varde Partners, Inc. ("General Partner"); and
(vii) Bradley Bauer ("Mr. Bauer").
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is 350 N Fifth Street, Suite 800, Minneapolis, MN 55401.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The reported securities are held as follows:

VIP Offshore directly holds 36,482 shares of Common Stock, representing 0.66% of the outstanding shares of Common Stock. VIP directly holds 28,400 shares of Common Stock, representing 0.51% of the outstanding shares of Common Stock. Varde Investment Partners G.P., L.P. ("VIP GP") is the general partner of each of VIP Offshore and VIP, and Varde Investment Partners UGP, LLC ("VIP UGP") is the general partner of VIP GP. Therefore, VIP GP and VIP UGP may be deemed beneficial owners of the securities held directly by VIP Offshore and VIP.

Credit Partners directly holds 36,681 shares of Common Stock, representing 0.66% of the outstanding shares of Common Stock. Varde Credit Partners G.P., L.P. ("Credit Partners GP") is the general partner of Credit Partners, and Varde Credit Partners UGP, LLC ("Credit Partners UGP") is the general partner of Credit Partners GP. Therefore, Credit Partners GP and Credit Partners UGP may be deemed beneficial owners of the securities held directly by Credit Partners.

Varde Dislocation directly holds 46,857 shares of Common Stock, representing 0.85% of the outstanding shares of Common Stock. The Varde Dislocation Fund G.P., L.P. ("Varde Dislocation GP") is the general partner of Varde Dislocation, and The Varde Dislocation Fund UGP, LLC ("Varde Dislocation UGP") is the general partner of Varde Dislocation GP. Therefore, Varde Dislocation GP and Varde Dislocation UGP may be deemed beneficial owners of the shares held directly by Varde Dislocation.

Fund XIII directly holds 60,876 shares of Common Stock, representing 1.1% of the outstanding shares of Common Stock. The Varde Fund XIII G.P., L.P. ("Fund XIII GP") is the general partner of Fund XIII, and The Varde Fund XIII UGP, LLC ("Fund XIII UGP") is the general partner of Fund XIII GP. Therefore, Fund XIII GP and Fund XIII UGP may be deemed beneficial owners of the securities held directly by Fund XIII.

Varde Partners, L.P. ("VPLP") is the managing member of VIP UGP, Credit Partners UGP, VP UGP, Varde Dislocation UGP and Fund XIII UGP. The General Partner is the general partner of VPLP. Mr. Bauer is the Chief Executive Officer of the General Partner. Therefore, VPLP, the General Partner and Mr. Bauer may be deemed beneficial owners of the securities held directly by the Varde Funds.

The filing of this statement on Schedule 13G (this "Statement") shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Statement.
Percent of class: See responses to Item 11 on each cover page hereto and the information set forth in Item 4(a) above.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Varde Investment Partners (Offshore) Master, L.P.: /s/ Andrew Malone, By: Varde Investment Partners G.P., L.P., its General Partner By: Varde Investment Partners UGP, LLC, its General Partner (02/14/2025)
- Varde Investment Partners (Offshore) Master, L.P.: /s/ Andrew Malone, By: Varde Partners, L.P., its Managing Member By: Varde Partners, Inc., its General Partner (02/14/2025)
- Varde Investment Partners (Offshore) Master, L.P.: /s/ Andrew Malone, Andrew Malone/General Counsel (02/14/2025)
- Varde Credit Partners Master, L.P.: /s/ Andrew Malone, By: Varde Credit Partners G.P., L.P., its General Partner By: Varde Credit Partners UGP, LLC, its General Partner (02/14/2025)
- Varde Credit Partners Master, L.P.: /s/ Andrew Malone, By: Varde Partners, L.P., its Managing MemberBy: Varde Partners, Inc., its General Partner (02/14/2025)
- Varde Credit Partners Master, L.P.: /s/ Andrew Malone, Andrew Malone/General Counsel (02/14/2025)
- Varde Investment Partners, L.P.: /s/ Andrew Malone, By: Varde Investment Partners G.P., L.P., its General Partner By: Varde Investment Partners UGP, LLC, its General Partner (02/14/2025)
- Varde Investment Partners, L.P.: /s/ Andrew Malone, By: Varde Partners, L.P., its Managing MemberBy: Varde Partners, Inc., its General Partner (02/14/2025)
- Varde Investment Partners, L.P.: /s/ Andrew Malone, Andrew Malone/General Counsel (02/14/2025)
- The Varde Dislocation Fund, L.P.: /s/ Andrew Malone, By: The Varde Dislocation Fund G.P., L.P., its General Partner By: The Varde Dislocation Fund UGP, LLC, its General Partner (02/14/2025)
- The Varde Dislocation Fund, L.P.: /s/ Andrew Malone, By: Varde Partners, L.P., its Managing Member By: Varde Partners, Inc., its General Partner (02/14/2025)
- The Varde Dislocation Fund, L.P.: /s/ Andrew Malone, Andrew Malone/General Counsel (02/14/2025)
- The Varde Fund XIII, L.P.: /s/ Andrew Malone, By: The Varde Fund XIII G.P., LP, its General Partner By: The Varde Fund XIII UGP, LLC, its General Partner (02/14/2025)
- The Varde Fund XIII, L.P.: /s/ Andrew Malone, By: Varde Partners, L.P., its Managing Member By: Varde Partners, Inc., its General Partner (02/14/2025)
- The Varde Fund XIII, L.P.: /s/ Andrew Malone, Andrew Malone/General Counsel (02/14/2025)
- Varde Partners, Inc.: /s/ Andrew Malone, Andrew Malone/General Counsel (02/14/2025)
- Bradley Bauer: /s/ Bradley Bauer, Bradley Bauer (02/14/2025)
Comment: Exhibit A Joint Filing Agreement, dated as of February 13, 2025.